

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

<u>Via Email</u>
Mrs. Badria Alhussin
President and Treasurer
Nimtech Corp.
str.100, Emirhan, 10/2, bld. A
Sanliurfa, Turkey

> **Re:** **Nimtech Corp.**
> **Registration Statement on Form S-1/A**
> **Filed December 9, 2014**
> **File No. 333-199438**

Dear Mrs. Alhussin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one of our letter dated November 13, 2014 stating that you are not a blank check company because you have a business plan for the manufacture and distribution of paper cup products. We note that you have had very limited operations, have realized no revenues to date, require a minimum of $30,000 from this offering to implement your plan of operations for the next 12 months, are issuing penny stock, have no arrangements for additional financing, expect to suffer significant losses into the foreseeable future, have leased a space that is only approximately 500 square feet where you purport to house your paper cup forming machines along with the finished products prior to its delivery to customers, and there is substantial doubt about your ability to continue as a going concern, produce any operating revenues, or ever achieve profitable operations. Thus we continue to believe that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to

comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company and make respective disclosures in the filing.

2. We note that your counsel, Scott D. Olson, has recently been involved in the initial filings of several development stage and shell companies, primarily involving companies located in Eastern Europe and Russia. Please provide us with an analysis regarding why Mr. Olson should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

Risk Factors, page 5

We are solely dependent upon the funds to be raised in this offering . . ., page 5

Our ability to sustain our operations is dependent on our ability . . ., page 6

3. We note that these two risk factors are duplicative. Please revise your registration statement to include one risk factor that addresses the risks associated with Nimtech Corp.'s dependence on the funds to be raised by this offering.

Management's Discussion and Analysis or Plan of Operation, page 11

Estimated Expenses For The Next Twelve Month Period, page 13

4. We note your disclosure that because Ms. Alhussin will only be devoting limited time to Nimtech Corp.'s operations, Nimtech Corp.'s operations may be sporadic, which could affect revenue. Please add a risk factor that describes this risk.

Management's Discussion and Analysis or Plan of Operation, page 11

Marketing, page 13

5. We note your statement that your marketing strategy is a "proven, valid strategy . . . This strategy generates a repeated customer base. . ." Please revise this section to provide specific examples that substantiate your statement regarding the validity of your marketing strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

for Jay Ingram
Legal Branch Chief

cc: Via E-Mail
        Scott Olson, Esq.